Exhibit 99.1

Qihoo 360 Announces Purchase of New Office Premises in Beijing

BEIJING, August 31, 2012 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced that its subsidiaries recently entered into definitive agreements with a subsidiary of Beijing Electronic Zone Investment and Development Co., Ltd to purchase new office premises with an area of approximately 69,205 square meters in Chaoyang District, Beijing, China, for a total cash consideration of RMB1,384 million (US$218 million). The premises will be used as the Company’s new principal office to meet the demand arising from the Company’s business expansion and increase in headcount. The Company’s current leased principal offices will undergo major re-construction according to the municipality’s urban redevelopment plan.

The Company plans to fund the purchase primarily through its operating cash flow and cash reserves and pay in installments upon completion of various milestones in accordance with the agreements. Cash payments related to the purchase for 2012, 2013 and 2014 are approximately RMB142 million (US$22 million), RMB718 million (US$113 million), and RMB524 million (US$82 million), respectively.

Mr. Xiangdong Qi, President of Qihoo 360 commented, “In 2011, we more than doubled our headcount, and will continue to add talented professionals to our team to support the rapid growth of our business.  We believe a centralized office space will enhance our operational efficiency as we continue to execute on our core strategy to maintain our market leading position and to further diversify our products and services.”

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2012.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574
E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.
Brandi Floberg or Lee Roth
Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com